Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following is a copy of the transcript of the conference call and live Internet webcast hosted by Barrick Gold Corporation and made available on its website on February 25, 2019.

Capturing the Missing Billions Unprecedented Value Creation Opportunity for Barrick and Newmont Shareholders	Conference Call Monday, February 25, 2019 8:30 a.m. Eastern Time

Operator

Ladies and gentlemen, thank you for standing by. This is the conference operator. Welcome to the Barrick conference call. [Operator Instructions] As a reminder, this conference call is being recorded and a replay will be made available on Barrick’s website later today, February 25th, 2019.

I would now like to turn the conference over to Mark Bristow, Chief Executive Officer of Barrick. Please go ahead, sir.

Mark Bristow President and CEO Barrick Gold Corporation
Thank you very much, and good morning, ladies and gentlemen. Thank you for those who have got up early or stayed up all night to join the call. We appreciate your time.

As you probably worked out, earlier today we sent a letter to Newmont’s chairperson and CEO to propose a merger between our two companies. There’ve been many unsuccessful attempts over the years to forge such a merger, and the reason for not doing it escapes me because this opportunity has strategic and financial rationale and is so obvious and compelling.

However while Barrick recently completed a widely-applauded no premium merger with Randgold, which positions it soundly for future profitable growth, Newmont in contrast has, by all accounts, rushed into an ill-conceived premium merger with Goldcorp, which looks unlikely to deliver significant benefits to their shareholders. This is the reason that we have, after some deliberation, decided to make an unsolicited but clearly superior proposal to the Newmont shareholders.

Our proposal is based on sound business rationale and industrial logic. Paying a 17 percent premium for Goldcorp with its second-tier assets and no synergies, followed almost immediately by the departure of Newmont’s CEO, strikes me as both desperate and bizarre. Our proposal will create more value than any other combination in our industry, realizing over $7 billion in synergies alone, and that is before any full potential benefits of us operating their mines is considered.

It is important to note that our annual synergies of more than $750 million per year is clearly identified rather than aspirational targets of future efficiencies. To put this figure in perspective, it is more than the market capitalization of 14 of the top 20 North American-listed gold producers and roughly equivalent to over 80 percent of Goldcorp’s entire net asset value. We as a team can’t wait until after Newmont and Goldcorp merge, because we don’t want Goldcorp’s lower-quality assets in our portfolio.

Given the importance of this transaction, I direct you to our disclaimer on forward-looking basis and the information that is going to be included in this presentation.

The key messages of our proposal are the following:

Number one. It secures the long-term future of Nevada, which we believe is the most perspective location for gold mining anywhere in the world. In fact, Newmont and Barrick are Nevada. This proposed transaction would allow us to tear down $5 billion worth of fences.

Number two. It brings together the industry’s largest portfolio of Tier One gold assets, including two in Latin America and three in Africa.

Number three. It will have an unrivaled path-line of global prospects and projects.

Number four. Its free cash flow will drive further profitable growth and support sustainable shareholder returns.

And number five, and perhaps the most important. It will have a best-in-class committed management team with a long track record of delivering value to its stakeholders. Given that it will demonstrably be the world’s best gold company, the potential for further re-rating is also significant.

As I’ve said many times, mining M&A transactions rarely create value for shareholders, mainly due to premiums paid on short-term price differentials, lack of real synergies and questionable business rationale. It is our view that the proposed Newmont/Goldcorp deal is a typical example of this kind of M&A and far from adding value, will dilute the quality of Newmont’s asset base and double their head office while senior management itself is leaving.

Nevada is the crux of our proposal, because that is where the bulk of the synergies can be realized. The benefits of the proposed merger are obvious, as indicated here. Barrick has the bulk of the high-grade reserves and Newmont owns key processing plants. Rationalizing these would reduce operating costs, increase free cash flow and reduce cut-off grades, which will increase reserves and resources, extending not only the lives of the mines, but also their profitability.

And in this slide, we illustrate the synergies I have referred to. While we have similar levels of reserves and resources, the grade of Barrick reserves is nearly three-times-higher than Newmont’s and the grade of our resources is even higher. Newmont’s reserve grade is only around 1.6 grams a tonne, and their resources are even less than that. And so the pro forma company would not only deliver increased production at a higher grade, but would make more efficient use of all the processing facilities in Nevada.

Moving on from this, we highlight the areas we would optimize, such as transporting ore to the closest plants or the plants that provide the best recoveries for each ore type. They are also savings to be made in procurement and logistics, and most significantly, the combination will enable us to consider the whole of Nevada as effectively one ore body, which will result in better mine planning and ensure that the state’s enormous geological potential can be realized for all stakeholders. Incidentally, I have shared all of this with Newmont already, but to no avail.

Other synergies, as already demonstrated at Barrick, will come from running the company as a modern mining business should be run: by flattening the corporate structures, focusing our exploration efforts on the most perspective target areas and integrating our supply chains.

As for the competence of our management team. The eight weeks that have passed since Barrick’s merger with Randgold tell the story. In that short time, we have integrated the two companies’ managements, rationalized and repurposed corporate office administration, which delivered a savings of approximately $150 million. We established regional executive teams in order to ensure that our businesses are run at the mine site and not by remote control. We have also defined an additional $200 million in annual savings, which we will deliver before the end of next year.

We also created $5 billion of shareholder value when we announced the Barrick/Randgold merger back in September of last year and have outperformed our peers. There can be no doubt that we have the people to create value for both sets of shareholders.

Our proposal to Newmont is simple. We will combine in an at-market deal which equates to 2.5694 Barrick shares for each Newmont share, giving Barrick shareholders around 55.9 percent of the merged company, and Newmont shareholders, 44.1 percent.

Key conditions are that Newmont terminates the Goldcorp transaction and enters into a merger agreement with us.

The merged company will match Newmont’s annual dividend of $0.56 per current Newmont share, which, based on the exchange ratio, will represent a pro forma annual dividend of $0.22 per new Barrick share. Assuming that Newmont’s transaction with Goldcorp is terminated, we expect that our transaction would close in the third quarter of this year.

And here, you can see a value-creation comparison between a Barrick/Newmont merger and one between Newmont and Goldcorp. As this clearly illustrates, the Barrick transaction creates far more real value for shareholders.

With $7 billion of synergies shared with all shareholders at our multiple, we are in fact offering Newmont more than $41 a share in value. So the synergies are clearly the premium.

And here, we highlight the benefits of the merger to all shareholders.

This is the pro forma portfolio of Tier One gold assets. We will have eight Tier One assets and we will create another one or two. Importantly, the vast majority of our pro forma asset base and value will be concentrated in our Tier One portfolio, putting us in a very enviable position to achieve portfolio optimization without sacrificing the profitability of the business.

By the way, the optimization of Barrick’s asset portfolio is well advanced, and we expect to generate over $1.5 billion in the near term.

Post combination with Newmont, our teams will review the combined portfolio, applying the same focus currently in place at Barrick, with the goal of maintaining the best production, project an exploration assets in the industry and placing our non-core assets with the best owners. We have had numerous expressions of interest to date, and we have had numerous approaches to participate in this process. Cash proceeds can be used to provide returns to our shareholders or, in turn, buy back shares.

And here, you can see that our operations are spread across the world’s best gold regions, and our portfolio has a very balanced political risk.

So ladies and gentlemen, to sum up, we are offering Newmont and Barrick shareholders an exciting opportunity to own the world’s best and most valued gold company. A combined Barrick/Newmont offers shareholders a significant re-rating potential due to its superior asset base, while realizing $7 billion of real synergies. In addition, it will have the highest levels of free cash flow and a management team with a long record of delivery. We are making this proposal because it is in the interest of both sets of shareholders, and we as a team are fully committed to seeing it through.

Thank you very much for your attention, and we’ll be happy to take questions.

Operator	[Operator instructions.] The first question comes from John Bridges of JP Morgan.

John David Bridges JP Morgan Chase & Co
I was just wondering, you’ve been to Nevada, you’ve spoken with Newmont about opportunities. I just wondered whether you considered the idea of a JV as sort of combination under one corporate management but still where you and Newmont take 50-50 or some other percentage of that and how that would compare to this proposal.

Mark Bristow President and CEO Barrick Gold Corporation
So John, thanks for that. Yes, we have, as you can imagine, and I can say that, as you know, Barrick and Newmont have had many conversations going back some time. But going into the finals on the Barrick Randgold deal, Barrick had a number of conversations with Newmont on various options, whether it was a full combination or a unification of Nevada or anything in between. The position of Newmont at the time was that they wanted to have management control and 50 percent. And very clearly, as you know, Newmont has a lot lower asset quality in Nevada than Barrick’s portfolio. And so it didn’t make sense that our engagement with Newmont was surely we should get together and look at the synergies and we should do what’s best for our owners rather than setting conditions before we even got to evaluating the synergies. And I picked up on that both at Denver when we made the announcement and then subsequent to that. And the only response that I got was that, in fact, I had this conversation with the CEO and he very clearly asked him whether he had looked at the synergies in Nevada. And he confirmed that he had not looked at the synergies since he was in the CEO position. And I found that very strange, because that’s the first thing I did, will spend time at Nevada, and what makes no sense to me is all these trucks driving around the state passing each other, transporting ore. And so we spend an enormous amount of money collectively just on transport, let alone on how we can combine things and unlock the cutoff grade, et cetera. And so -- and again, Newmont has not spent any capital of substance in Nevada for a very long time, whereas Barrick is fully committed to unlocking the value that its geologists have delivered in Nevada. And now we have a real management team which understands that opportunity. And if anything, the combination of Nevada under one management team simplifies the whole business that we are currently working to deliver on in Nevada.

John David Bridges JP Morgan Chase & Co
Okay. And maybe as a follow-up. I fully understand your (inaudible) synergies and we’ve written about it in the past, too. So if there are such big opportunities there, then why no premium sweetener for the Newmont shareholders? Is this all share offer full and final? Or is there opportunities to sweeten the deal?

Mark Bristow President and CEO Barrick Gold Corporation
So I’ve never seen in my time, John, in this industry, which is not dissimilar to yours, I’ve never seen a premium as high as best ever offered in the industry. If you take the $7 billion of synergies, which we’re offering, that’s a premium in itself. And by the way, you’ve seen market respond on the share trades. And that is value created. So definitely, the markets recognize that our proposal has a lot more—makes a lot more industrial sense than the proposal of trying to combine Newmont and Goldcorp.

Operator	The next question comes from Matthew Murphy who’s with Barclays.

Matthew Murphy Barclays Bank PLC	I was wondering if you could provide some more color on your $4.7 billion Nevada synergies breakdown by what’s cost out, what might be the enhanced utilization of reserves, et cetera?

Mark Bristow President and CEO Barrick Gold Corporation
I’m very happy that we go through this with you in the fullness of time. But I would just point out that G&A is a substantial part of just eliminating the regional businesses, the duplication of the supply chain, the stock standard or bulk standard operating costs. Mining, the underground mining costs at Newmont are still significantly above the Barrick costs. And again, we have spent time with the mines. And we believe we can improve on the already (inaudible) improvements that Barrick are working towards, and we believe that there is no reason that we can’t do the same with the Newmont assets. Just looking at shared mining fleets, the whole thing balance between owner miner and contract miners is a substantial amount of the synergies.

The replacement and rotation and optimization of the fleets, as some of these pits come to an end and we start up new ones. Maintenance and planning. I’ve covered supply chain. And then one of—there’s an example—I’ll just give you an example. The synergies between Goldstrike and Carlin are very real. And again, we cross each other, there’s transported right across Nevada when Goldstrike roaster is sitting a few miles away from Carlin or the Carlin complex.

And of course, the Turquoise Ridge-Twin Creek joint venture where Newmont has 25 percent of Turquoise Ridge, but it’s basically throttling the Turquoise Ridge value because of its very high toll-treating contract which it forced actually last year and the revised TMA. And then effectively has added two grams to the cutoff grade of Turquoise Ridge. And I’ve had these conversations, by the way, with Newmont. And it makes no sense for me because we’re leaving higher grade ore underground because we have to try and deliver a profitable business to our joint venture partners being Barrick and Newmont.

And so putting those two assets together makes eminent sense and unlocks a larger NPV, which will benefit both shareholders. So we are very comfortable with absolutely the specifics we haven’t, but there still had opportunities that are more difficult to put real values to, which I’ve got no doubt we will unlock. Nevada as a whole needs a reinvention. And what we’ve done with the Barrick team has really gone a long way down and it’s been relatively easy. And so I’ve got, again, what I found in this mining industry, when you put people together and take away the head office control, you really unlock further value, value that you don’t—you can’t really measure. So I just—the more we look at this, the easier it is to unlock this value. And in fact, a combination would really make our job easier. And what it reinforces is that it really is an asset that should be run by one team, with one focus and one responsibility.

Operator	The next question comes from Josh Wilson of Desjardins.

Joshua Mark Wolfson Desjardins Securities	First question. In the pro forma analysis, has Barrick incorporated the assumption that Newmont will pay Goldcorp the $650 million break free if that transaction falls through?

Mark Bristow President and CEO Barrick Gold Corporation	Yes.

Joshua Mark Wolfson Desjardins Securities
Okay. And then secondly, there had been some rumors about other assets within the combined Barrick/Newmont portfolio that could be sold. I had noticed that the presentation doesn’t outline Boddington and Tanami as core assets. Could you maybe provide your thoughts on those assets in the portfolio?

Mark Bristow President and CEO Barrick Gold Corporation
Josh, you will have seen that I’ve been very careful not to start public auctions even in the Barrick Randgold portfolio, and we—what I can assure you that we are far down the road in engaging interested parties to bring those—the assets that don’t fit our plan to account. And the same goes for Newmont. As you can imagine, I mean, the Australian assets are really very profitable, long-lived assets. And they are—and the question is, do they fit into our plan? Or are they better managed in the hands of more focused operators?

And again, as I pointed out in my presentation, we’re not sort of interested parties. We’ve had conversations. We’ve got expressions of interest. We’re very comfortable. In fact, on all the assets that we’ve—that might not fit our filter, we have interested parties that have expressed an interest. So we’ll—we are comfortable, we’ll bring those assets to account. There is—there’s no rush to do it, but it will be one of our focuses is to clean up this asset. Because as you know, Josh, I’ve always talked about this industry and how it’s running the risk of becoming irrelevant because it’s just a connection of assets rather than a very focused sort of strategic distribution of the assets with the best management teams to create value. And I think we can play a real role in ensuring that happens. And the consequences of that will have roll-on effects that will create value for our shareholders as well.

Joshua Mark Wolfson Desjardins Securities
All right. Okay. And then one last quick question. I did see the Newmont press release yesterday about seeking the lowering of the shareholder percentage to call a meeting. Has Barrick secured any support or written support, for that matter, from shareholders in Newmont?

Mark Bristow President and CEO Barrick Gold Corporation
So I couldn’t answer that question right now. It would be inappropriate for me to do so. But what I can say is that we have common shareholders across these companies. And what we’ve seen both with the excessive break fee and some of the activities, I mean, I—
and the fact the management is leaving, it’s just hard for me to understand whether all this is in the best interest of owners and stakeholders. And so all we’re in our filing is suggesting that this should be up to the shareholders to decide, and we should be prepared to expose ourselves as managers and deliver and argue the opportunities to create value and that our various owners make that decision for us.

Operator	The next question comes from Michael Siperco, who is with Macquarie.

Michael Siperco Macquarie Research
Maybe a bit of an unfair question. But in the context of Barrick’s ongoing talks with Newmont, and of course, Barrick’s merger with Randgold, can you comment on why you think Newmont made the offer for Goldcorp in the context of the sector and positioning in the sector? Is there an opinion you have about how they saw the business evolving and why they made that move when they did?

Mark Bristow President and CEO Barrick Gold Corporation
Well, I think that’s a very good question because, clearly, they haven’t conversed you in that, and I’m still trying to work out exactly that. And it makes no sense given that we’ve been engaged, and this is a natural fit. And it really is an important skit in the reinvention of our industry. And I think we, and certainly I am, because, as you know, I did the deal with Barrick and committed me and my management team to deliver on our strategy, and I’m doing the same on this. And we’ve got a great bunch of young executives capable of delivering on this transaction. And we definitely have the rationale behind our proposal. And I think if there was a strong rationale behind the Newmont/Goldcorp transaction, we would probably not be making this proposal.

Michael Siperco Macquarie Research
Okay. Great. And maybe just as a follow-up. If you’re looking at the sector, in terms of what investors are looking for, in terms of what they’re telling you, obviously, how the sector has evolved over the last five years or so, can you talk about what Newmont and Barrick bring to the table in terms of the scale and the diversification, especially relative to of the alternatives to producers that we’re seeing in terms of investing in precious metals? Of course, beyond the industrial logic there, is this—how do you justify this sort of two-plus-two-equals-five equation? If that’s a claim you’re making, of course.

Mark Bristow President and CEO Barrick Gold Corporation
Yes. It’s definitely the claim I’m making. So $7 billion—what part of $7 billion don’t you think adds value? That’s the first point. The second point is, a business is as good as its management and the ability to deliver. And again, the management is about individuals, and I have both a team around me the over the last two decades, and that team is relevant for a modern, effective, efficient, real-time, agile management that will be capable of taking this on.

So that’s the most important ingredient in any business. Secondly, if you want to be a world-class business, you should have world-class assets and that goes particularly when you talk about mining, because our revenue comes from the quality of our assets, and this combination really delivers eight Tier One assets into the hands of what we believe is the best management team in the industry, and it has the opportunity to further unlock or hatch additional Tier One assets because of the combinations, particularly in Nevada.

And so—and in fact, what is intriguing about this proposal is it’s actually quite simple, it’s not a complex proposal. I mean, the affect—in fact, Newmont’s real growth is in Africa. And one thing that no one can argue about is we’ve got the real African experience. I mean we know how to operate in Africa, and we can assimilate that part of the portfolio in a heartbeat. We have a dedicated, focused, long-serving executive team specifically for Latin America, and we run some of the biggest assets in the gold industry in that region.

And that team could do with a few more assets. So that part of the portfolio is well cared for. The Newmont—the combination in Nevada makes our job easier because it allows us to operate the mine—the portfolio as one business. And so we don’t see any need for any additional oversight or corporate structure or anything else. I think I’ll prove to everyone that in this modern world, with the systems that we have, you don’t need a huge head office, you need a more focused corporate set of skills that can hold the various businesses to account.

So we have no idea why Newmont would want to double up on its head offices, whereas we look to reduce those head offices. So that’s the rationale, whether it’s an industrial logic or just a business logic, it makes sense. And at the same time, every point I make on the opposite side, we can’t see relevance in the presentation of the alternate. And I would again repeat that we haven’t been—I was never induced to do the deal with Barrick, I’ve never sold any stock, I certainly didn’t sell any stock during the transaction, and I’ve committed to bring my team for the long-term to deliver on the Barrick Randgold merger and this one as well, which is in stark contrast to what has been presented to the other side. So that’s the way I would debate the differences.

Michael Siperco Macquarie Research
Maybe if I could just ask one small follow-up there or slightly different way. Do you see inherent value in having one company at the top of the producer list at a $40 billion market cap with that list of assets versus having two at $20 billion competing for capital and attention and everything else? Is that something that you look at as well?

Mark Bristow President and CEO Barrick Gold Corporation
Yes. I think we’re—the point is that we really want to attract generalists into the industry. We want to be relevant and we think that $40 billion is relevant. I mean, we’re—as we stand today, we’re much more relevant than we were independently. But again, the point here is that most of the value destruction in the mining industry is a result of corporate oversight or lack thereof. And we feel that we have a real track-record of being disciplined. We’ve shared with the market our strategic investment filters. We have a very public record of what we intend to deliver. And again, whilst we will be the biggest, more importantly, we would be the most valuable. And again, if you’re worried about other $20 billion market cap companies in the industry, this transaction, I believe, will go a long way to support the delivery of new $20 billion businesses run by much more effective and efficient management teams.

Operator	The next question comes from Kerry Smith who is with Hayward securities.
Kerry Smith Haywood Securities
Mark, if the bulk of the synergies, as you say, are in Nevada, which I would agree with, is there not some combination ratio on a joint venture that would still make sense? Maybe it’s not 50-50, but there has to be some workable arrangement that would make it work and then you wouldn’t have to pull in all of the rest of those assets which, by your own commentary, don’t seem to really add much to the picture other than giving you more production.

Mark Bristow President and CEO Barrick Gold Corporation
So they’re all—Kerry, thanks for that, they’re all profitable businesses, and we’ve got no doubt that, as I’ve said to you, when we start running them, we’ll make it better. But I would just add, we’ve tried. And I can tell you that without fear of contradiction, John Thornton tried. He tried repeatedly. He tried again just before we announced our transaction. I have tried. We have experience in joint ventures with Newmont, and I come untainted in this relationship, and it’s been less than transparent and open, and certainly not focused on delivering value for our owners collectively. So I would say, at the end of the day, as in most good businesses and even teams, whatever teams they are, you need one leader with the real commitment and the ability and commitment to be held accountable. And so I think after that, I always say, it’s a biological impossibility to be half pregnant. And we are fully committed to being accountable in this transaction.

Kerry Smith Haywood Securities	Okay. And Mark, just on the merger itself. Does it hit your 20 percent return or maybe 15 percent return on $1,000 gold?

Mark Bristow President and CEO Barrick Gold Corporation
So we’ve got, as we’ve disclosed, we have Tier One assets, have you ever tried to get a 15 percent return out of gold mines at a long-term price of $1,200, that’s 500,000+ ounce producer for more than 10 years.

So thus already, when you look at the $7 billion of uplift, it’s—and this is an instant value—remember, it’s a corporate transaction, but it’s definitely not a value destroyer. And we believe that, as we indicated, there’s a tangible deliverable value in the form of the $7 billion of synergies. There are more intangible opportunities to deliver further value. One of the key ones is to (inaudible) repositioning it as one company with Twin Creeks and unlocking the full potential of what is undoubtedly one of the highest-value gold projects on this planet.

And then we’ve got the Goldrush/Fourmile project, which is by our account, looks to be as good if not better than Turquoise Ridge. And again, that asset means access to processing facilities and so on. So I—and again, there are important opportunities to unlock value in Africa, in the Ghana asset. We’ve looked at Ghana for a long time, we’ve got a very long history in looking at opportunities in Ghana. And what—so right out the blocks, this delivers real value for both sets of shareholders, and this is not a win or lose opportunity. And so—combining the portfolio of exploration opportunities without again focus on exploration, our ability to manage social license is a critical component and is required to deal with a very large liability and better than Newmont’s in the form of their Peruvian operations. As you know, there’s been a long history there around social license. And so I think, collectively, there is a—apart from the tangible deliverables, which is important to us, there are many other opportunities to create value in this bigger portfolio.

Kerry Smith Haywood Securities
And Mark, can I ask just one last question? You said that the Barrick team had engaged with Newmont prior to announcement of the deal with you. Would it be fair to assume that, that engagement was not at the due diligence level? It was just conversations at a high level? And as a converse to that, had you and your team ever had any chance to do any physical due diligence on the Newmont assets?

Mark Bristow President and CEO Barrick Gold Corporation
We -- I mean, we employ a large number of ex-Newmont people as things have changed in Newmont. So I think we’ve got a very good knowledge of the Newmont portfolio, and it’s an open secret because there’s not much that is secret in Nevada. So I think—and ore bodies are similar and in some instances the same. And so geologically, it’s easy to model the synergies. And you would’ve known—I mean, you know that there was a lot of work done by various parties on both sides at the beginning of this decade to look at ways to go forward. So—and that’s my business, is to worry about opportunities in gold assets and how we can deliver better value, and we’ve spent a lot of time doing that.

Operator	The next question comes from Brian MacArthur who’s with Raymond James.

Brian MacArthur Raymond James Ltd.
I just like to go back to the synergies, and I know you don’t want to get into a big detail here. But one of the other things that you’ve talked about is in the industry is capital allocation. So of the $4.7 billion, you talked about trucks and everything, which sounds to be more operating. But as far as reduction in capital going forward, and what I’m really thinking here is avoiding building new processing plants in Nevada, was that counted in the $4.7 billion? Or do you see that as another potential benefit to the NPV going forward?

Mark Bristow President and CEO Barrick Gold Corporation
So we haven’t accounted that in the synergies. But it’s a real opportunity to prevent additional capital. As you know, I mean, if you just look at the capital spend over the last five years, Barrick has spent 56% more total capital than Newmont over the last five years. And if you look forward—sorry, if you look at just the growth capital component of that total capital, Barrick has spent 250 percent more than Newmont. And we have new projects. So—if you pull out any of Newmont’s presentations, Nevada is not a growth center. It’s not a growth focus for Newmont. It is for Barrick. And so as I pointed out in my presentation, we’ve got real high-quality assets, which again is unique in this industry. And bringing them to an account by accessing the Newmont infrastructure where it’s appropriate, adds real value, and we’ve done that. And the flip side of that is that Newmont mines itself out of business and we go and waste money on new infrastructure, which doesn’t make sense at all. And that’s the problem in this gold industry is that we would rather go build a new mine to keep control than to access and optimize ore bodies and infrastructure. I think the Australians do it much better than anyone else in this industry. But this is a real example of that. I think you’ve touched on a very important point.

Brian MacArthur Raymond James Ltd.	So in simple terms, we can kind of assume the $4.7 billion just basically maximizes efficiencies using current assets. So I can think of it as that as opposed to including anything else?

Mark Bristow President and CEO Barrick Gold Corporation
Yes, exactly. And further—and we were very mindful that to do this, we have to demonstrate deliverable synergies. And at the same time, the prospectivity the Barrick team discovered the Goldrush-Fourmile project which now looks every we’re a drilling the gap between the two, as we pointed out in our quarterly results. And everything looks that this could well be one ore body, one giant high-grade ore body. And the question that I ask is, we have—is there prospectivity to find another one like Goldrush-Fourmile? And I can answer the question having spent time there, absolutely. And again, Barrick has the prospective ground, and a lot of it is associated with having an adjacent to Newmont infrastructure.

Operator	The next question comes from Carey MacRury of Canaccord Genuity.

Carey MacRury Canaccord Genuity
Just had a question the Randgold-Barrick merger is about two months old now. You’ve got a new management team. You’re still working through the plan on the Barrick assets. Is there a risk here that you’re taking on too much too soon with the merger of this size? You’re going to be a 10 million ounce producer post this?

Mark Bristow President and CEO Barrick Gold Corporation
Carey, there’s no new team. This team has been together for more than two decades. And what it is, is we’ve got a few extra members in this team, again which we’ve worked at going back to July. Because when John and I went—and John and I have been talking about this combination of Randgold and Barrick for three years. And we started—we went and put the top 11 executives from each company together back in July last year and said, “is this—does this make sense? Can you play in this game? And what are the issues around this and what do we need to address?

And so this is a transaction that was put together completely with the input of the executive team members that are going to run the business. And so we’re out of the blocks and we’re running this business as you’ve seen. You saw the—I mean, you just have to read the press on how we reorganized the corporate office. As far as the local offices and oversight is concerned, we’ve done that as well. We’ve got three top executives and proven executive teams on site running the Americas under Catherine Raw, Latam under Mark Hill, and Africa under Willem Jacobs. All three who know the assets, understand the business. Catherine was the CFO of Barrick, and she understands that business backwards.

And so you don’t see any—there’s been no gaps. There’s been no stalls or stumbles. And the point here is that the Nevada team, which includes Greg Walker, who was the Chief Operating Officer of Barrick and he knows those assets backwards, along with the ex-exploration executive out of Newmont, who is our Africa American focused mineral resource lead, their business is made easier with this transaction, not more difficult.

So this is not a case of turning up the volume of the firehose. This is reducing a firehose down to a garden path. And in South America, we’ve got a long way to deal with those challenges because there are—it’s a challenging area, but at the same time, it’s an area of growth. And again, I’ve met with the national leadership and local governments across that region. We believe that we have the ability to grow our portfolio in this part of the world. And again, the Newmont South American assets will complement our portfolio there. And Africa, I think, I don’t have to spend much time explaining how competent—that’s the Randgold succession team, which has taken over that part of the world.

Operator	The next question comes from Tanya Jakusconek of Scotiabank.

Tanya M. Jakusconek Scotiabank Global Banking and Markets
Just a couple of questions. First, Mark, so it appears—my understanding is that you tried to do a joint venture agreement with Newmont, and it just—they were not willing to do a joint venture. Is that a correct assumption from you?

Mark Bristow President and CEO Barrick Gold Corporation	Yes, we just tried to sit down and talk synergies and what’s good for us, our owners. That is correct.

Tanya M. Jakusconek Scotiabank Global Banking and Markets	And it broke down on the 50 percent and operatorship control from the Newmont side?

Mark Bristow President and CEO Barrick Gold Corporation
It broke down on the Newmont side by deciding that they want to have absolute control in a situation where they don’t bring that sort of value. And at the end of the day, this business is not about, as I’ve said at the time, this business is not about demands. This is about fitting the best teams to the best assets to make sure that we deliver the best value. And by the way, subsequent to that, those people are leaving.

Tanya M. Jakusconek Scotiabank Global Banking and Markets
Okay. Maybe we can leave that and move on to—I think in 2-14, when we looked back at doing a merger again, I think the synergies were $1 billion at the time, and half of that was in Nevada, which was about $500 million, which is what you’re showing today. But at the time, part of those synergies were also infrastructure. There were the coal power plant, the natural power plant, like there was other infrastructure that was going to add to the synergy. So maybe with the $500 million in annual synergies, can we get a better breakdown? Maybe Catherine can give us a better breakdown of the synergy, even percentage-wise, what is operating maintenance? Water? Somebody can give us a bit more color? Because it just seems that it’s almost the same number as it was in 2-14.

Mark Bristow President and CEO Barrick Gold Corporation
Well, it might be, but it’s definitely not based on anything that happened in 2-14. The things have changed. But at the same time, most things have stayed the same. We can certainly give you a rough outline of the percentages. So Catherine, do you want to?

Catherine Raw COO, North America Barrick Gold Corporation
Okay. If I do them in order of sort of size and scale. So you’re totaling between sort of 450—well, between $500 million sort of first five years, $400 million for sort of 10 years and then sort of $350 million after that, and that will get you to the $4.7 billion number. So in order of priority, rather than breaking them out individually, you’ve got the integrated planning benefits that we have identified. And I would say this is a first pass. And as we do more due diligence and as we understand better, we would expect these to go up, not down. And really it’s around the preferential processing of underground ores, maximizing the use of the two roasters. So then their six and our Goldstrike. And really, as Mark said, focusing on sending the right ores to the right place. And then removing what we would describe as sub-economic production and therefore the capital associated with that. In addition, with that integrated planning comes the lower mining cost assumptions which lower your cutoff grade [inaudible].

Tanya M. Jakusconek Scotiabank Global Banking and Markets	Sorry. Just on the roaster. I think yours was always running about $2 a tonne. There was a $2 tonne difference between the roasters.

Catherine Raw COO, North America Barrick Gold Corporation
Yes. There is a cost and recovery difference. Exactly. So we got assumed a improvement, that’s upside as to whether we can do—whether we can see whether we can run the Newmont roaster differently.

So then on the back of that, you’ve got the G&A removal, so that’s the second biggest item after that, within Nevada. You’ve got further fleet benefits, sharing of fleets across the businesses. Consumables, contracts and services, the supply chain effect of these synergies within Nevada. The central warehousing, really benefiting from operating this as one entity rather than two and moving all the batch duplication, improving on negotiating power with suppliers.

You’ve then got the Turquoise Ridge impact. So the fact of not having to have the overhead associated with that joint venture, removing cost out of that, transport costs, et cetera, et cetera. And then there are a number of different other rats and mice that sit within that. And so in priority, that’s how you get to that between sort of $350 and $500 million, depending upon which period you’re looking at to totaling a $4.7 billion over 20 years.

Tanya M. Jakusconek Scotiabank Global Banking and Markets	Okay. And if you were to take a guesstimate on the mining versus processing and G&A, like all of that, would you say the majority of it is in the mining and processing?

Catherine Raw COO, North America Barrick Gold Corporation
Yes, well, if you were to add up the integrated planning benefits, which includes lower mining costs along with fleet sharing, then yes, that’s probably a half to 2/3 of that value, with Nevada G&A being the second largest after that.

Operator	This concludes time allocated for questions on today’s call. I would now like to turn the conference back over to Mark Bristow for any closing comments.

Mark Bristow President and CEO Barrick Gold Corporation
So thank you, everyone, for your time at such short notice, really appreciate that. Again, the team is available to take on any calls as you run over our presentation. And we will be at the BMO conference for the next three days. I know we’ll probably be meeting most of the fund managers on this call in the next three days. I will be then following that up with catching the people who don’t want to get down to Miami and New York and Toronto later this weekend, early next week.

So again, as you know, we’re always open to anybody who wanted to seek further information. And again, thank you for your time.

Operator
This concludes today’s conference call. Should you have any additional questions, please contact the Barrick Investor Relations department. You may now disconnect your lines. Thank you for participating, and have a pleasant day.

Additional Information

Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders. Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont. Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction. The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation

This communication is a not a solicitation of a proxy from any investor or securityholder. However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont's special meeting of stockholders under the rules of the SEC. Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995.  Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.  The forward-looking statements contained in this communication include statements relating to (i) Barrick’s proposal to merge with Newmont in an all-share transaction, (ii) the expected impact of such a transaction on Barrick and Newmont, including the potential for real pre-tax synergies (and the net present value of any such synergies) as well as effects on and, as applicable, estimates of, Barrick’s portfolio of Tier One gold assets, NAV per share, revenues, Adjusted EBITDA, reserves and resources, market capitalization, trading liquidity, cash flow per share and free cash flow, (iii) Nevada’s position as the most prospective gold region, (iv) creation of the industry’s best gold investment vehicle, and Barrick’s ability to attract gold, generalist and yield-seeking investors, (v) opportunities for employees and other stakeholders, (vi) potential optimization of Barrick’s asset portfolio and the use of proceeds from any rationalization, (vii) the expected timing and scope of such a transaction, including timing and receipt of necessary regulatory approvals and satisfaction of conditions, (viii) Barrick’s future dividend payments or policies, and (ix) other statements other than historical facts.  Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Although Barrick believes that the expectations reflected in such forward-looking statements are reasonable, Barrick can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include: risks relating to Newmont’s response to Barrick’s proposal and Barrick’s ability to engage with Newmont and its board of directors; Barrick and Newmont’s respective credit ratings; local and global political and economic conditions; Barrick’s economic model; liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with each of Barrick and Newmont’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the proposed transaction or implementing the business plan for Barrick following such transaction, should it occur, including as a result of a delay in its completion or difficulty in integrating the businesses of the companies involved; risks relating to the ultimate outcome of any possible transaction between Barrick and Newmont, including the possibilities that Newmont will reject a transaction with Barrick or that Barrick will not pursue a transaction with Newmont, the risk that the conditions to completion of the transaction will not be satisfied; the risk that any shareholder approval of the transaction will not be obtained from the relevant shareholders; the risk that required regulatory approvals necessary to complete the transaction will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the transaction or have other negative implications for Barrick following the transaction; the risk that litigation relating to the transaction may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Barrick or Newmont; the risk that the focus of management’s time and attention on the transaction may detract from other aspects of the respective businesses of Barrick and Newmont; the risk that a material decrease in the trading price of Barrick common shares may occur; the risk that Barrick may not be able to retain key employees of Newmont following the transaction; the risk that the benefits from the potential transaction (including estimated synergies and savings, years of profitable production in Nevada, premium values and value creation for Newmont and Barrick shareholders and financial benefits from the potential transaction) may not be achieved or, if achieved, will not be achieved on the scale anticipated; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Barrick and Newmont carry on business or in which Barrick may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  Such forward-looking statements should therefore be construed in the light of such factors.

Neither Barrick nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this communication will actually occur.  You are cautioned not to place undue reliance on these forward-looking statements.  Other than in accordance with their legal or regulatory obligations, Barrick is not under any obligation, and Barrick expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.